UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15104

Ciba Specialty Chemicals Holding Inc.

New York Stock Exchange

_________________________________________________________________________
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Klybeckstrasse 141
4002 Basel
Switzerland
phone number: +41 61 636 5081

________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares, par value CHF 1 per share
American Depositary Shares, each representing one half of one ordinary share, nominal value CHF 1 per share

_____________________
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

9 17 CFR 240.12d2-2(a)(1))

9 17 CFR 240.12d2-2(a)(2)

9 17 CFR 240.12d2-2(a)(3)

9 17 CFR 240.12d2-2(a)(4)

9           Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

:           Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ciba Specialty Chemicals Holding Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized persons.

July 6, 2007 Date	By: /s/ Juerg Fedier Name: Juerg Fedier	Head of Finance Chief Financial Officer Title

July 6, 2007 Date	By: /s/ Thomas Koch Name: Thomas Koch	Head of Law and Environment General Counsel Title